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SEC FILE NUMBER
0-20784

CUSIP NUMBER
895919108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Trident Microsystems, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
3408 Garrett Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2803

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Trident Microsystems, Inc. (the “Company”), is unable to file its annual report on Form 10-K for the fiscal year ended June 30, 2007 (the “Fiscal 2007 10-K”), by the prescribed filing date of August 29, 2007, without unreasonable expense or effort, as a result of the following. As previously disclosed in its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (“Fiscal 2006 10-K”), and in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007 (collectively the “Fiscal 2007 Form 10-Qs”), the Company has been engaged in an investigation into its historical stock option grant practices and related issues. As a result of the findings from this investigation, which was completed in July 2007, the Company restated certain previously filed annual and quarterly financial statements to record additional stock-based compensation expense, as disclosed in its Fiscal 2006 10-K. The Company filed its Fiscal 2006 10-K on August 7, 2007, and its Fiscal 2007 Form 10-Qs on August 21, 2007.
Since that date, the Company has been diligently working to complete its Fiscal 2007 10-K. However, due to the amount of effort required to complete and file the Fiscal 2006 10-K and the Fiscal 2007 Form 10-Qs, the Company has been unable to complete the Fiscal 2007 10-K in time to file by August 29, 2007.
The Company expects that it will be able to file its Fiscal 2007 10-K on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25, and therefore expects to remain current in its filing obligations.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John S. Edmunds, Chief Financial Officer	(408)	764-8808
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal year ended June 30, 2007, to be reported in the Annual Report on Form 10-K, will reflect changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. On August 7, 2007, the Company issued a press release announcing financial results for the quarter and fiscal year ended June 30, 2007, a copy of which was furnished on a current report on Form 8-K on August 7, 2007.

Trident Microsystems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2007	By	/s/ John S. Edmunds

John S. Edmunds
Chief Financial Officer

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